UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date September 16, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	September 16, 2011

TASMAN APPOINTS LEATHLEY TO ITS BOARD

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF).  Mark Saxon, President & CEO, is pleased to announce that Mr. Gil Leathley has been appointed as a director of Tasman effective September 13, 2011.

Mr. Leathley has been employed in the International Mining industry for over 50 years and retired in 2000 from the role of Senior VP & COO of Homestake Mining Company, an international gold mining company. Since that time he has consulted for many mining companies.  He is a Qualified Mine Surveyor and Industrial Engineer and a life member of the CIM. During his career he built 6 mines, operating both underground and open pit mines. He has held positions ranging from Mine Superintendent and General Manager to Senior Vice President & COO. As a noted specialist in operational economics and company finances, he has also played a key leadership role in the evaluation of acquisitions and the integration with the various parent companies.

Mr. Saxon states, “We are very pleased to welcome a mining engineer of the stature of Mr Leathley to the Tasman board. The breadth of his experience is a great addition to the company, and we look forward to his input as we move the Norra Karr heavy rare earth element project in Sweden towards production."

The Company also announces that Mr. Leathley has been granted stock options to purchase up to 100,000 common shares of the Company at a price of $3.37 per common share for a period of three years.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Jim Powell +1 (647) 478 8952
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN